AKA Spirits Inc



ANNUAL REPORT

83 Old Farm Road

Weston, CT 06883

(203) 807-0095

https://tuckgin.com/

This Annual Report is dated May 3, 2023.

BUSINESS

AKA Spirits Inc owns the award-winning TUCK Gin brand and related ready-to-drink cocktails (RTDs). Although founded and based in Connecticut, our present goal is to be a regional if not a national or internationally recognized liquor brand within five years. We are passionate about and only focus on our modern, American, craft gin and related RTDs, both categories have been experiencing growth. We structured our business to be innovative in taste, process, and distribution. Our goal is to create an accessible flavorful liquor for new gin drinkers and for gin drinkers seeking something different, and to further this goal, we have created a range of gin-based cocktails that expand occasions to drink gin.

Previous Offerings

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $59,500.00
Number of Securities Sold: 20,000
Use of proceeds: Set up costs, general expenses and working capital, all money came from the founders.
Date: April 30, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $125,040.00
Number of Securities Sold: 5,210
Use of proceeds: General expenses and working capital
Date: December 09, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $60,500.00
Number of Securities Sold: 105,000
Use of proceeds: Set up costs and inventory
Date: September 30, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $50,016.00
Number of Securities Sold: 2,084
Use of proceeds: General expenses and working capital2
Date: March 13, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $98,800.00
Number of Securities Sold: 2,159
Use of proceeds: General, marketing and sales expenses and working capital
Date: December 14, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $36,852.00
Number of Securities Sold: 2,433
Use of proceeds: General, marketing and sales expenses and working capital
Date: April 30, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

<h1>MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION</h1>

<h1>AND RESULTS OF OPERATION</h1>

Operating Results – 2022 Compared to 2021

Revenue

Revenue for the year to 04/30/2022 was $54,342. Revenue for the year 04/30/2021 was $72,985. Covid 19 significantly affected sales and the distribution of revenues for fiscal year 2022 particularly in NY and NJ in which we were unable to visit liquor stores, bars and restaurants with a greater proportion coming from CT.

Cost of sales

Cost of sales for the year to 04/30/2022 was $41,729. Cost of sales for the year 04/30/2021 was $48,531. Our cost of goods sold per unit is higher than industry norms as it includes the direct labor and margin charged by our distillation partner. As a result, we expect our COGS to remain above industry norms. Cost of sales relatively went up due to the transition to fully traditional distribution and the RTDs which has a higher cost of sales.

Gross margins

Gross profit for the year 04/30/2022 was $12,952. Gross profit for the year 04/30/2021 was $24,454. Gross margins went down due to the transition to fully traditional distribution and the introduction of the RTD which has a relatively higher cost of sales.

Expenses

Expenses for the year 04/30/2022 were $201,954. Expenses for the year 04/30/2021 were $124,844. The expenses increased from the prior year due to increased sales and promotional costs and e-commerce set up costs. The Company's expenses consist of, among other things, product development costs, distribution and warehousing costs, promotions costs, marketing and sales expenses and fees for professional services. Note the officers have not been compensated and there currently is no provision for deferred compensation arrangements. Founding shareholders have developed our product formulations, business plans, operations, and brand/marketing services for no compensation.

Major Expenses

We foresee our major expenses to be sales and marketing related. As we anticipate geographically expanding and extending our product offerings, we expect our expense base to increase accordingly.

We did suffer exceptional costs of $15,120 resulting to the destruction of some RTD inventory due to can malfunction, and $12,601 to a celebrity influencer broker.

Additional Discussion for events post 4/30/22

The company's business and activities have proceeded relatively as planned with a backdrop of business changes due to and since the Covid 19 pandemic. Competition for sales talent and attracting desired distribution as well as managing distributor performance remain challenging.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $5,312.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: US Treasury
Amount Owed: $22,400.00
Interest Rate: 3.75%
Maturity Date: June 10, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jonathan Davies

Jonathan Davies's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, Director, and Chief Tasting Officer, Co-founder
Dates of Service: January, 2017 - Present
Responsibilities: Overseeing all aspects of the company's business and strategy. No salary or equity compensation has been paid to any of the Company's directors or officers in the preceding 12-months.

Other business experience in the past three years:

Employer: RiskBusiness Services Ltd
Title: Managing Director
Dates of Service: January, 2003 - Present
Responsibilities: Consulting

Name: Alexander Metviner

Alexander Metviner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President, Director, Strategic Planning and Co-founder
Dates of Service: June, 2017 - Present
Responsibilities: Working on all aspects of strategic planning and compliance. No salary or

equity compensation has been paid to any of the Company's directors or officers in the preceding 12-months.

Name: Fernando Alva Mirás

Fernando Alva Mirás's current primary role is with FJAM Worldwide. Fernando Alva Mirás currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Head of Sales and Social Media and Co-founder
Dates of Service: September, 2019 - Present
Responsibilities: Leading sales and social media efforts. No salary or equity compensation has been paid to any of the Company's directors or officers in the preceding 12-months.

Other business experience in the past three years:

Employer: Derecktor Marine Holdings
Title: Associate
Dates of Service: February, 2021 - April, 2021
Responsibilities: Brand strategy and marketing

Other business experience in the past three years:

Employer: Nano Pet Products
Title: President International Sales
Dates of Service: December, 2017 - September, 2019
Responsibilities: International Sales

Other business experience in the past three years:

Employer: The Piston Foundation
Title: Chief Marketing Officer
Dates of Service: January, 2020 - Present
Responsibilities: Oversees marketing activities.

Other business experience in the past three years:

Employer: Shina Investment Group
Title: International Associate
Dates of Service: April, 2017 - Present
Responsibilities: Represents Shina's North American real estate portfolio.

Other business experience in the past three years:

Employer: FJAM Worldwide
Title: Principal
Dates of Service: January, 2013 - Present

Responsibilities: Pairing ecological restoration operators with financing for permitted or entitled mitigation banks.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Jonathan Davies
Amount and nature of Beneficial ownership: 62,500
Percent of class: 51.36%

RELATED PARTY TRANSACTIONS

Name of Entity: Jonathan Davies
Relationship to Company: Director
Nature / amount of interest in the transaction: Jonathan Davies, the president of AKA Spirits Inc. personally provided a loan to the company for working capital which was converted to Class B Common Stock
Material Terms: $16,500 for 688 shares of Class B Common Stock.

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Common Stock.

Class A Common Stock

The amount of security authorized is 125,000 with a total of 125,000 outstanding.

Voting Rights

3 votes per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 175,000 with a total of 11,886 outstanding.

Voting Rights

regular voting

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C.

The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it's a better option than a competing products, or that we will able to sell at a level that allows the Company to make a profit. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the liquor industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital and sales/marketing requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its StartEngine offer price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds was an estimate based on the business plan at the time of the offering. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking

Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The Class B Common Shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising, sales, and marketing budget our products will be able to gain traction in the marketplace at a faster rate. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. We are an early stage company and have not yet generated any profits AKA Spirits Inc was formed on 05/08/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AKA Spirits Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and little revenue. If you are investing in this company, it's because you think that TUCK Gin and its related products are a good idea, that the team will be able to successfully market, and sell the products, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on government regulation including Federal and State. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including distilling, packing shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Licensing and Permits The Company and its business will be subject to obtaining and maintaining permits and licensing, and regulated by governmental entities. The failure of the company to obtain any required license or permit in a timely fashion could delay or prevent the operating of the Business. Additionally, the failure to maintain such licenses or permits could adversely affect the operating of the company's business. The company's business will be subject to the jurisdiction of a variety of regulatory authorities and granting of licenses. Third Party Reliance We rely on third parties to provide a variety of essential business functions for us, including distilling, packing, shipping, accounting, legal work, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The cost of enforcing our trademarks could prevent us from enforcing them Trademark litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property. As a result, if we are unable to enforce our trademark(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 3, 2023.

AKA Spirits Inc

By   /s/ *Jonathan Davies*

Name: AKA Spirits Inc

Title: President

Exhibit A

FINANCIAL STATEMENTS

AKA SPIRITS INC.
WESTON, CONNECTICUT

FINANCIAL STATEMENTS
APRIL 30, 2022 AND 2021

Prepared by:
Francis S. Infurchia & Company, LLC
Certified Public Accountants
April 28, 2022

AKA SPIRITS INC.

Financial Statements
For Years Ended April 30, 2022 and 2021

TABLE OF CONTENTS



FRANCIS S. INFURCHIA & COMPANY, LLC
Certified Public Accountants
Francis S. Infurchia, CPA
Lawrence J. Silvestro, CPA
Francis S. Infurchia, Jr., CPA

ACCOUNTANTS' COMPILATION REPORT

April 28, 2022
To the Board of Directors
AKA Spirits Inc.
Weston, CT 06883

Management is responsible for the accompanying financial statements of AKA Spirits Inc. (a corporation), which comprise the balance sheets as of April 30, 2022 and 2021, and the related statements of income and its supporting schedule, statements of changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Sincerely,

Francis S. Infurchia & Company, LLC

Francis S. Infurchia & Company, LLC
Certified Public Accountants
Norwalk, CT

AKA SPIRITS INC.
BALANCE SHEETS
AS OF APRIL 30, 2022 AND 2021

	APR 30, 22	APR 30, 21
ASSETS		
CURRENT ASSETS		
CASH CHECKING/SAVINGS	$ 5,312.20	$ 36,802.82
ACCOUNTS RECEIVABLE - NET	8,704.06	8,308.86
INVENTORY	71,829.50	64,412.00
TOTAL CURRENT ASSETS	85,845.76	109,523.68
OTHER ASSETS		
DEFFERED INCOME TAX BENEFIT	62,477.00	45,662.00
TOTAL OTHER ASSETS	62,477.00	45,662.00
TOTAL ASSETS	$ 148,322.76	$ 155,185.68
LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	13,000.61	23,851.49
NOTE PAYABLE - CHASE SBA PPP	-	17,500.00
TOTAL CURRENT LIABILITIES	13,000.61	41,351.49
LONG-TERM LIABILITIES		
NOTE PAYABLE - SBA EIDL	22,400.00	22,400.00
NOTE PAYABLE - FOUNDER SHAREHOLDER	-	10,000.00
TOTAL LONG TERM LIABILITIES	22,400.00	32,400.00
TOTAL LIABILITIES	35,400.61	73,751.49
STOCKHOLDERS' EQUITY	112,922.15	81,434.19
TOTAL LIABILITIES & EQUITY	$ 148,322.76	$ 155,185.68

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' COMPILATION REPORT.

AKA SPIRITS INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDING APRIL 30, 2022 AND 2021

	MAY '21 - APR 22	MAY '20 - APR 21
REVENUES		
GIN	38,825.96	52,333.95
RTD PRODUCTS	15,855.60	20,651.24
	54,681.56	72,985.19
COST OF GOODS SOLD (SEE SCHEDULE)	41,729.07	48,531.20
GROSS PROFIT	12,952.49	24,453.99
OPERATING EXPENSES		
PRODUCT DEVELOPMENT	351.02	1,084.07
DISTRIBUTION COSTS:		
PROGRAMS AND INCENTIVES	12,007.53	6,514.05
SERVICE FEES	21,000.00	22,000.00
COMPLIANCE FEES	812.00	798.00
E-COMMERCE	3,680.44	3,718.80
WAREHOUSING AND DELIVERY	18,605.23	7,203.92
OTHER	1,951.85	2,329.68
TOTAL DISTRIBUTION COSTS	58,057.05	42,564.45
SELLING, PROMOTION, MARKETING & ADVERTISING EXPENSES		
DISTILLER - SAMPLES	-	569.55
DISTILLER - PROMOTIONS	568.62	-
PROMOTIONS - PACKAGING/PRINTING	2,568.83	2,221.54
PROMOTIONS - ACTIVATIONS	2,784.40	1,591.24
RETAIL - SAMPLES	2,058.05	433.38
SALES COMMISSIONS	35,656.50	-
OTHER SALES EXPENSES	25,112.42	2,460.00
SOCIAL MEDIA	44,027.16	25,312.19
START ENGINE CROWD FUNDING	-	12,000.00
ADVERTISING - SALES	-	4,700.00
CELEBRITY INFLUENCER BROKERAGE	12,600.95	-
TOTAL SELLING, PROMOTION, MARKETING & ADVERTISING EXPENSES	125,376.93	49,287.90
GENERAL & ADMINISTRATIVE		
BAD DEBT EXPENSES	-	350.24
RENT	1,057.35	6,150.00
IT AND COMMS	4,088.77	3,381.17
INSURANCE	3,545.00	2,915.00
BANK CHARGES	441.00	407.00
LEGAL/IP/REGULATORY	1,769.97	5,282.39
ACCOUNTING	7,090.43	12,015.00
SUPPLIES	176.22	-
TRAVEL	-	1,351.28
MEALS	-	55.98
TOTAL GENERAL & ADMINISTRATIVE	18,168.74	31,908.06

AKA SPIRITS INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDING APRIL 30, 2022 AND 2021

	MAY '21 - APR 22	MAY '20 - APR 21
TOTAL OPERATING EXPENSES	201,953.74	124,844.48
INCOME BEFORE TAXES AND OTHER INCOME	(189,001.25)	(100,390.49)
OTHER INCOME		
EIDL GRANT	-	4,000.00
PPP LOAN FORGIVENESS	17,500.00	-
TOTAL OTHER INCOME	17,500.00	4,000.00
INCOME BEFORE TAXES	(171,501.25)	(96,390.49)
INCOME TAX BENEFIT OF NOL CARRYFWRD	16,815.00	13,420.00
OTHER EXPENSES		
DAMAGED INVENTORY	15,120.00	-
TOTAL OTHER EXPENSES	15,120.00	-
NET INCOME	(169,806.25)	(82,970.49)

AKA SPIRITS INC.
STATEMENTS OF INCOME
SCHEDULE OF COST OF GOODS SOLD
FOR YEARS ENDED APRIL 30, 2022 AND 2021

COST OF GOODS SOLD

		2022		2021
BEGINNING INVENTORY	$	64,412.00	$	43,821.00
MATERIALS AND SUPPLIES		20,830.00		53,022.22
DIRECT LABOR		23,924.12		13,940.52
EXCISE TAX		4,392.45		2,159.46
COST OF GOODS AVAILABLE FOR SALE		113,558.57		112,943.20
ENDING INVENTORY		71,829.50		64,412.00
COST OF GOODS SOLD	$	41,729.07	$	48,531.20

AKA SPIRITS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEARS ENDED APRIL 30, 2022 AND 2021

	COMMON STOCK A	COMMON STOCK B	RETAINED EARNINGS	TOTAL
BALANCE AT APRIL 30, 2020 = 125,000 A SHARES, 5,210 B SHARES	$ 120,000.00	$ 125,040.00	$ (130,651.32)	$ 114,388.68
ISSUANCE OF 2,084 SHARES	-	50,016.00	-	50,016.00
NET INCOME (LOSS)			(82,970.49)	(82,970.49)
BALANCE AT APRIL 30, 2021	120,000.00	175,056.00	(213,621.81)	81,434.19
ISSUANCE OF 1,700 SHARES	69,440.00	-	-	69,440.00
ISSUANCE OF 4,592 SHARES*		131,854.21		131,854.21
NET INCOME (LOSS)			(169,806.25)	(169,806.25)
BALANCE AT APRIL 30, 2022	$ 189,440.00	$ 306,910.21	$ (383,428.06)	$ 112,922.15

*Net of stock issuance costs of $35,192.66

AKA SPIRITS INC.
STATEMENTS OF CASH FLOWS
FOR YEARS ENDED APRIL 30, 2022 AND 2021

	MAY '21 - APR 22	MAY '20 - APR 21
CASH FLOWS FROM OPERATING ACTIVITIES:	$ (169,806.25)	$ (82,970.49)
NET INCOME		
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:		
BAD DEBT EXPENSE	-	350.24
(INCREASE) DECREASE IN ASSETS:		
ACCOUNTS RECEIVABLE, TRADE	(395.20)	(4,138.10)
DEFERRED INCOME TAX BENEFIT	(16,815.00)	(13,420.00)
INVENTORY	(7,417.50)	(20,591.00)
PREPAID EXPENSES		6,000.00
INCREASE (DECREASE) IN LIABILITIES:		
ACCOUNTS PAYABLE, TRADE	(10,850.88)	19,867.90
NET CASH (USED) BY OPERATING ACTIVITIES	(205,284.83)	(94,901.45)
CASH FLOWS FROM FINANCING ACTIVITIES:		
(PAYMENTS) PROCEEDS FROM LOANS	(27,500.00)	49,900.00
ISSUANCE OF COMMON STOCK	201,294.21	50,016.00
NET CASH PROVIDED BY FINANCING ACTIVITIES	173,794.21	99,916.00
NET INCREASE IN CASH	(31,490.62)	5,014.55
CASH, BEGINNING OF YEAR	36,802.82	31,788.27
CASH, END OF YEAR	$ 5,312.20	$ 36,802.82

SUPPLEMENTAL DISCLOSURE				
INTEREST PAID	$	0.00	$	0.00
TAXES PAID		0.00		0.00
	$	0.00	$	0.00

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

AKA Spirits, Inc. (the Company) was incorporated under the laws of Connecticut on May 8, 2018. The Company is taxed as C Corporation and has selected April 30th as its fiscal year end. AKA Spirits, Inc. is engaged in the wholesale manufacture and distribution of liquor products initially in the Northeast, for which the Company retains the rights to formulas and recipes. The Company operates under contract with a third-party distillery and a third-party warehousing, handler and wholesale distributor. Specifically, the Company has brought to market a new brand of gin. The Company has filed for a trademark to establish Tuck Gin as the flagship brand for its products.

The Company also has developed other canned ready to drink gin mixes (RTD) and brought them to market in 2021.

Initially, the Board approved raising equity capital up to $1m with no more than a 30% dilution, to amend the certificate of incorporation to create an additional class of shares and to increase authorized shares for both class A and class B in order to effectuate the capital raise. This is with the understanding that prior to the raise the class A shareholders will retain their percentage equity interest, also that the class B shares will have 1 vote whereas the class A shares have 3 votes per share (see Note 12).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP), which involves the application of accrual accounting. Revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Inventory
Inventories are valued at the lower of cost (determined on the first-in, first-out basis) or net realizable value. Finished goods inventory includes direct materials, labor and overhead costs charged by an outside distillery.

Fair Value of Financial Instruments
The Company's financial instruments are cash, accounts receivable, accounts payable and loans payable. The recorded values of cash, accounts receivable and accounts payable approximate their fair values because of their short-term nature.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash equivalents include all highly liquid investments with an original maturity of three months or less.

Accounts Receivable and Bad Debts
The Company provides an allowance for doubtful accounts based on the level of accounts receivable and bad debt expense experienced during the year, as well as management's estimate of the collectability of accounts receivable. Management assesses delinquent receivables and once these receivables are determined to be uncollectible, they are written off through a charge against earnings. At April 30, 2022 no allowances were deemed to be necessary.

Advertising

The Company expenses advertising costs which include promotion and marketing costs in the year they are incurred. Advertising expenses totaled $89,720 and $49,288 for the year ended April 30, 2022 and 2021, respectively.

Shipping Costs

Freight on sales to customers is not billed at cost and is not reported as sales.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the Company's financial statements and the accompanying notes. The accounting estimates that require subjective judgments include allowances for uncollectible accounts receivable, the assessment of recoverability of income taxes, the recognition and measurement of current and deferred income taxes (including the measurement of uncertain tax positions), and the valuation of inventory. The actual results that the Company experiences may differ significantly from management's estimates as it is at least reasonably possible that a change in the estimate will occur in the near term.

Revenue Recognition

The Company records revenue upon shipment of products.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The Company grants credit primarily to liquor distributors located in the Northeast, of which approximately 60% is located in CT and 23% in Rhode Island.

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Generally, the Company does not require collateral or other security to support customer receivables. At April 30, 2022 and 2021, the Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts have been established.

The Company may be subject to credit risk to its cash and cash equivalent investments, which are placed with high credit-quality financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 for substantially all depository accounts. From time to time, the Company may have amounts on deposit in excess of FDIC limits. Management believes the Company is not exposed to any significant credit risk on cash. At April 30, 2022, the Company's bank balances are below the FDIC limits.

NOTE 4 – MAJOR CUSTOMERS

The Company sells to distributors in Connecticut, New York and Rhode Island. A CT distributor accounts for approximately 60% of sales, and NY distributor and Rhode Island distributors (2) account for approximately 40% of sales.

NOTE 5 – LEASES

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), for reporting leases, which requires an entity that is a lessee to classify leases as either finance or operating and to recognize a lease liability and a right-of-use asset for all leases that have a term of greater than 12 months. Leases of 12 months or less will be accounted for similar to existing guidance for operating leases. The new standard will be effective for annual reporting periods beginning after January 1, 2021, with early adoption permitted and must be applied using a modified retrospective approach. The Company is currently evaluating the impact of adopting this standard on its financial statements. The Company leases office space, located in Westport, CT on a month-to-month basis for $1,000 per month. The Company stopped using this space in September 2020 and has no other third party leased space, so the GAAP update does not pertain.

NOTE 6 – CONTRACTS AND COMMITMENTS

The Company moved from a self-distributing model in 2020 to an entirely wholesaling to distributors model in 2021, which accounts for the increase in distribution costs and the reduction in per bottle sales price. The Company has entered into contracts for the distilling, warehousing, handling and distribution of its gin products as follows:

a. MHW -- is the Company's national distributor and wholesaler in New York, New Jersey and California and provides product marketing services limited to consultation with the Company. Also, MHW is the Company's liquor law compliance agent. MHW accounts for sales and receivables and remits to the Company the sales collections less expenses and a service fee calculated at negotiated per case fees and a monthly service charge. The contract term is December 16, 2018 – December 15, 2019 and month to month thereafter, which has continued through the report date.
b. Matchbook -- is the manufacturer/ distiller, packager and supplier. Matchbook charges a bottle fee, a storage, supervision and pass-through fee as well as a fixed production, FET, fill, label and package fees. The contract expired in May 2021 and the arrangement is still operating on the same terms.
c. Other -- The Company has negotiated other regional distribution contracts and ingredient provision and canning services for ready to drink (RTD) products.

NOTE 7 – RELATED PARTY TRANSACTIONS AND SALARIES

The Company has certain related party transactions with shareholders and officers.
a. The officers have not been compensated and there currently is no provision for deferred compensation arrangements.
b. Founding shareholders have provided the gin recipe, business plan, operations and marketing services for no compensation.

c. A founding shareholder has provided legal services at no charge for the negotiated trademark, distilling and distribution contracts.
d. An 18% shareholder has provided $78,500 of marketing services in year ending April 30, 2020 to the Company. The services provided were recognized and recorded as marketing expenses and the issuance of stock at fair market value. These services helped to establish markets in NY and CT.
e. A founding shareholder had loaned the Company $10,000 which was paid off through the issuance of class B stock in the current year. The founding shareholder also contributed $6,500 for class B stock in the current year.

NOTE 8 – DIRECT LABOR

The Company has no labor wages or salaries. All direct labor is housed within the third-party contractors described in Note 6.

NOTE 9 – TRADEMARK

The Company has a fully negotiated trademark for its "Tuck" gin. It has granted to its distiller a non-exclusive, non-transferrable right to use the Company's name, logo and trademark.

NOTE 10 – INCOME TAXES & DEFERRED INCOME TAX BENEFIT

The Company is subject to federal, New York and Connecticut income taxes. The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon future pre-tax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in future periods. The temporary differences relate primarily to net operating losses. The deferred tax assets and liabilities represent the future tax benefit or cost of those differences.

The Company is required to evaluate the tax positions taken in the course of preparing its tax returns to determine whether tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. "More-likely-than-not" is defined as greater than a 50% chance. A deferred tax asset recorded following the recognition and measurement requirements for uncertain tax positions must be subjected to consideration of the need for a valuation allowance. A deferred tax benefit of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year.

The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized. As of April 30, 2022, and 2021, the Company did not accrue interest or penalties due to uncertain tax positions.

In determining income taxes, management is required to interpret complex income tax laws and regulations. The income tax returns are subject to examinations by federal, state and local income tax authorities that may give rise to different interpretations of these complex laws and regulations. The Company is not currently under examination by any tax jurisdiction. Management believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing

positions and deductions would be sustained. Therefore, the Company has no reserves for uncertain tax positions.

A calculation of deferred tax benefit is as follows:

	Carryforward
Net Operating Loss	$ 463,998
Federal & State Rate	26.93%
Deferred Income Tax Benefit Before Valuation Allowance	124,955
X Valuation Allowance	50%
Deferred Income Tax Benefit	$ 62,477

Current tax regulation allows for net operating losses to be carried forward indefinitely.

NOTE 11 – COVID 19

The following observations are made regarding the impact of the COVID 19 pandemic. Bar and restaurant closings and imposed reduced seating capacity limits from April 2020 to April 2021, slowing the growth factor in this sector. The distillery did not shut down nor was there an increased lead time to get product. The Company did postpone the launch of its RTD product line (ready to drink) to the summer of 2020. Distributor sales people continued to work remotely from April 2020 to April 2021 which inhibited in person sales calls. Liquor store sales remained strong. The Company's founding members continued to work remotely so this presented no adverse consequences.

NOTE 12 – NOTES PAYABLE

The following table indicates the terms of the notes payable.

Notes Payable

	Chase PPP	SBA	Founder's Loan	Current Portion
Balance Due at April 30, 2021	$17,500	$22,400	$10,000	$17,500
Note Date	4/7/2020	6/8/2020	3/15/2020	
Payment Terms	10/7/2020 - 10/7/2022	$110/ month, 6/8/21- 6/8/51 (payments have been deferred until October 2022)	None	
Interest Rate	0.98%	3.75%	Not Decided	
Collateral	None	None	None	
Use of Loan Proceeds	To retain workers, pay mortgage, lease and utility payments	Working capital resulting from COVID emergency	Working capital	
Paid/Forgiven	($17,500)	$0	($10,000)	($17,500)
Balance Due at April 30, 2022	$0	$22,400	$0	$0

NOTE 13 – SUBSEQUENT EVENTS

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events that provide evidence about conditions that existed after the balance sheet date required disclosure in the accompanying notes. Management evaluated the activity of the Company through April 28, 2022 (the date the financial statements were available to be issued) and concluded that no subsequent events occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements, with the exception of the following:

The Company has been raising equity funds through Reg CF funding "crowd funding offering" using Start Engine Capital, LLC and Start Engine Secure, LLC of up to $1.07 million with a minimum $10,000 funding goal, limiting additional dilution to 25% and is based on a pre-funding enterprise value of not less than $5.0 million. Fees include a $10,000 fee for services, a 3.5% and 7.5% commission for sales to U.S. and foreign investors, respectively, a 7.5% and 9.5% commission for U.S. and international credit card charges and a 2% commission paid in the form of securities being offered. The Company will only pay a 1% commission for Angel investors.

In the fiscal year to date end April 30, 2023, the Company has issued $147,500 class B stock.

The celebrity Brokerage initiative continues in the subsequent year.

The Company engaged IDN (Independent Distribution Network) as a pathway to increasing US distribution coverage (with the exception of CA/FL/NY or the control states), and has garnered interest from seven states for a 2024 roll out.

In the subsequent year the Company has engaged a Massachusetts territory distributor.

CERTIFICATION

    I, Jonathan Davies, Principal Executive Officer of AKA Spirits Inc, hereby certify that the financial statements of AKA Spirits Inc included in this Report are true and complete in all material respects.

Jonathan Davies

President